UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August, 2020

Commission File Number: 001-37777

GRUPO SUPERVIELLE S.A.

(Exact name of registrant as specified in its charter)

SUPERVIELLE GROUP S.A.

(Translation of registrant’s name into English)

Bartolomé Mitre 434, 5th Floor

C1036AAH Buenos Aires

Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

GRUPO SUPERVIELLE S.A.

TABLE OF CONTENTS

Item

1.	Grupo Supervielle S.A.– Summary of the Ordinary Shareholders Meeting held on August 12, 2020.

GRUPO SUPERVIELLE S.A.

SUMMARY OF THE ORDINARY SHAREHOLDERS’ MEETING

HELD ON AUGUST 12, 2020

On August 12, 2020, at 3.14 pm, Mr. Jorge Oscar Ramírez as First Vice-Chairman called to order the Ordinary Shareholders’ Meeting of Grupo Supervielle S.A. (the “Shareholders’ Meeting”), which was held, on first summons, via videoconference by virtue of the measures provided by Decree PEN 297/2020 and RG 830/2020 of the National Securities Commission (Comisión Nacional de Valores) given the Covid-19 pandemic.

The Shareholders’ Meeting was attended on a virtual mode by 11 shareholders: 4 in person and 7 represented by duly authorized agents, holding 61,738,188 Class A book entry shares entitled to 5 votes per share and 290,629,214 Class B book entry shares entitled to 1 vote per share, all shares with a face value of AR$ 1 each. In total, shares represent a capital of AR$ 352,367,402 (77.1513% of the share capital) and 599,320,154 votes (85.1700% of the total votes), hence the quorum requirement of articles 243 and 244 of Law No. 19,550 was met.

Directors Messrs. Jorge Oscar Ramírez, Emérico Alejandro Stengel, Atilio Dell’Oro Maini and Eduardo Braun attended the meeting. The Shareholders’ Meeting was also attended by the members of the Supervisory Committee Messrs. Enrique José Barreiro and Carlos Ojeda, other members of management and personnel, all duly authorized. Messrs. Rodrigo Zárate and Eduardo Kupfer attended the Shareholders’ Meeting as representatives of the National Securities Commission and of the Buenos Aires Stock Exchange, respectively.

It was stated that the publications of the summons to the Shareholders’ Meeting were made on July 13, 14, 15, 16 and 17, 2020 in the Official Gazette of Argentina in the newspaper Clarín.

Mr. Enrique José Barreiro, on behalf of the Supervisory Committee, verified that the Shareholders’ Meeting was held in virtual mode in compliance with the provisions of Decree of Necessity and Urgency No. 297/2020 and other regulations issued by the National Executive Power and General Resolution No. 830/2020 of the National Securities Commission, as it was carried out through the Cisco Meeting App platform that allowed: (i) the free access for all participants to the Shareholders’ Meeting as if it were held in person, as it was verified during the accreditation process, (ii) the possibility of participating with voice and vote through the simultaneous transmission of sound, images and words during the course of the Shareholders’ Meeting, ensuring equal treatment for all participants and (iii) the recording of the Shareholders’ Meeting with its relevant backup in digital format.

Prior to considering the items of the Agenda, the holding of the remote Shareholders’ Meeting was approved by the majority of computable votes, in compliance with the requirement of Resolution No. 830/2020 of the National Securities Commission.

The following is the outcome of such voting process:

Positive votes: 329,320,154

Abstentions: 270,000,000

Negative votes: 0

Then, the items of the Agenda were addressed and voted as follows:

1.	Appointment of two shareholders to sign the minutes of the Shareholders’ Meeting

By a majority of computable votes in ordinary meeting, the shareholder Juan Pablo Molinari and the representative of the shareholder FGS-ANSES were appointed to sign the minutes of the Shareholders’ Meeting.

The following is the outcome of such voting process:

Positive votes: 598,727,864

Abstentions: 115,360

Negative votes: 476,930

2.	Consideration of the resignation of a Director. Consideration of her performance.

By a majority of computable votes in ordinary meeting it was passed: (i) to accept the resignation submitted by Director Ms. Victoria Premrou, with a vote of gratitude for the remarkable contribution to the businesses; and (ii) to approve her performance.

The following is the outcome of such voting process:

Positive votes: 598,560,749

Abstentions: 267,265

Negative votes: 492,140

3.	Consideration of the appointment of a Director to replace the resigning Board member

By a majority of computable votes in ordinary meeting, it was passed: (i) to appoint Mr. José María Orlando as Director, to replace the resigning Ms. Victoria Premrou until the completion of her term of office, i.e. until the annual meeting of the Company that considers the documents prescribed by section 234, subsection 1 of Law No. 19,550 of the fiscal year to end December 31, 2020; and (ii) state that Mr. José María Orlando will bear the status of “independent” director according to the criteria established by the Rules of the National Securities Commission.

The following is the outcome of such voting process:

Positive votes: 598,594,699

Abstentions: 230,780

Negative votes: 494,675

4.	Authorizations

By a majority of computable votes in ordinary meeting, it was passed an authorization for: (i) any of the Directors of the Company, so that, with the broadest powers, they may submit a public deed and / or perform any necessary and / or convenient act in order to implement and document what has been approved; (ii) Messrs. Sergio Gabriel Gabai, Leandro Carletti, María Lucrecia Galland and Carla Cánepa, as members of the Legal Department, so that any of them can, separately, jointly, alternatively and indistinctly, with the broadest capacities, perform all procedures deemed necessary and / or conducive to obtain the formation and registration of the resolutions passed through the Shareholders’ Meeting as a competent authority, and are able to sign public and / or private documents, publish notices, sign the sworn statements and professional reports required by current regulations and so that after the instruments have been granted, proceed to its registration before the corresponding Registry of Commerce; carry out all the procedures necessary to obtain the authorizations planned in the Shareholders’ Meeting before the National Securities Commission, Bolsas y Mercados Argentinos S.A., Mercado Abierto Electrónico S.A. and any other securities market, regulatory authority, agency or entity that may correspond, including without limitation the Official Gazette, which may submit applications, make publications, sign documents, withdraw views, remove copies of documentation, answer hearings, interpose resources, make disclosures, request photocopies, grant any another public and / or private instrument and, in general, perform all the procedures, filings and proceedings that were needed to fulfill its task.

The following is the outcome of such voting process:

Positive votes: 598,554,929

Abstentions: 260,115

Negative votes: 505,110

The Supervisory Committee verified that the Ordinary Shareholders’ Meeting of Grupo Supervielle S.A. in a virtual mode was properly carried out, with the deliberation and voting of all the items on the Agenda.

The Shareholders’ Meeting was adjourned at 3.40 pm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Supervielle S.A.

Date: August 13, 2020	By:	/s/ Mariano Biglia
		Name:	Mariano Biglia
		Title:	Chief Financial Officer